October 23, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XY – the Findables Company

Request for Withdrawal of Amendment to Offering Statement on Form 1-A filed under form type 1-A/A

(File No. 024-10565)

Ladies and Gentlemen:

On behalf of XY – the Findables Company (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On September 28, 2017, the Company filed with the SEC (via EDGAR) Amendment to Offering Statement on Form 1-A (File No. 024-10565) under form type “1-A/A” (accession no. 001193125-17-297611) instead of “1-A POS”. The Company hereby withdraws Amendment to Offering Statement on Form 1-A under form type “1-A/A” filed on September 28, 2017. The Company has refiled the Amendment to Offering Statement on Form 1-A under form type “1-A POS” on October 16, 2017 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (760) 994-9537.

Sincerely,

/s/ Arie Trouw
Chief Executive Officer